August 6, 2021

FORM C-AR

Goodwolf Feeding Company

Annual Report for the Fiscal Year Ended December 31, 2020

This Form C-AR (including the cover page and all exhibits attached hereto, (the "Form C-AR") is being furnished by Goodwolf Feeding Company, a Oregon Corporation ("Goodwolf" or the "Company," as well as references to "we," "us," or "our", or "Goodwolf Water Kefir"), to prospective investors for the sole purpose of providing certain information about the Crowd Notes offered and sold by the Company pursuant to Regulation Crowdfunding under Securities Act of 1933, as amended, for the fiscal year ended December 31, 2020 (the "Securities"). The Company raised $56,921 from investors in the offering of Securities described in the previously filed Form C. The offering closed on June 22, 2020.

All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements, subject to risks and uncertainties. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. Any forward-looking statement made by the Company in this Form C-AR speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the Securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.drinkgoodwolf.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Name of issuer
Goodwolf Feeding Company

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Oregon

    Date of organization
    October 11, 2016

Physical address of issuer
7715 NE 33rd Drive, Suite D in Portland, Oregon 97211

Website of issuer
www.drinkgoodwolf.com

Directors, Officers And Employees
The directors, or managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

    Name
    Joseph Keenan Smith

    All positions and offices held with the Company and date such position(s) was held with start and ending dates
    President, Secretary, CEO
    October 2016 - present
    Manages all aspects of operations at Goodwolf, including presentations, planning and even production.

    Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

    Goodwolf
    CEO – October 2016 - present
    Manages all aspects of operations at Goodwolf, including presentations, planning and even production.

    Moonshot Industries DBA Humble & Fierce
    Owner – March 2017 - July 2018
    Responsible for building and maintaining distributor, retailer and broker relationships; including promotional planning and execution, sales presentations and category review management. Other responsibilities included analyzing sales data and building strategies for growth.

Yin Yang Naturals
Senior Territory Manager – June 2012 - March 2017
Pioneered the Pacific Northwest region as a natural products broker, creating and maintaining relationships with retailers, distributors and vendors. Responsibilities included brand management, presentations and merchandising.

Current number of employees
1

Ownership
A majority of the Company is owned by Joseph Keenan Smith.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned as of August 6, 2021
Joseph Keenan Smith	91.57%

BUSINESS

Description of the Business
Goodwolf Feeding Company produces a sparkling probiotic ready-to-drink beverage. The Company sells this beverage to retailers via distributors, as well as directly to retailers.

Business Plan
Goodwolf Feeding Company's flagship product is Goodwolf Water Kefir. The Company is making a unique and trendy sparkling probiotic drink that is traditionally fermented and flavored with organic cold-pressed juice. Goodwolf has developed a product that bridges two popular categories, kombucha and sparkling water. The Company's founder has worked in the natural food industry for two decades and plans on leveraging that experience in producing our beverages. The Company plans to launch canned versions of its water kefir, as well as direct to consumer magnesium supplement powders and kid-focused health drinks.

Goodwolf currently bottles Goodwolf Water Kefir in 12oz cans. Its labels are unique and minimal, seeking to stand out over various competing label designs on the shelf.

Goodwolf plans to grow by increasing SKU offerings, on-shelf promotions, and in-store product demos. The Company hopes to increase market penetration by continuing to work with its brokers while adding additional distributors. Goodwolf hopes to decrease cost of goods sold and overhead per case by increasing production rates and upgrading equipment and production processes.

Its primary challenges will be around capital, having enough funds for slotting and driving trial at shelf to gain and retain customers.

Financial Condition

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$68,983.41	$83,336.73
Cash & Cash Equivalents	$562.02	$24,083.75
Accounts Receivable	$19,734.10	$14,015.12
Short-term Debt	$73,565.81	$58,914.24
Long-term Debt	$81,184.39	$82,562.83
Revenues/Sales	$126,009.96	$159,253.17
Cost of Goods Sold	$80,770.90	$55,213.10
Taxes Paid	$0.00	$0.00
Net Income	-$73,378.56	-$17,543.23

The Company's revenue in 2020 was negatively impacted by the COVID-19 pandemic, which ultimately resulted in its greatest annual net loss of $73,379. At the end of 2020, the Company's cash assets materially decreased compared to the amount held in 2019. The Company has issued $32,500 of convertible notes in May 2021 to offset this material change. Additionally, Founder Joseph Keenan Smith has since made contributions and will continuously fund the Company as needed.

Goodwolf has generated $512,885 in revenue since inception. In Q1 2021 alone, the company generated $55,406, its highest quarter of revenue since its founding in 2017. In 2020, the company generated revenue totaling $126,0110, a decline from 2019 in which the company generated $159,253 in revenue. Goodwolf's decline in revenue year-over-year in 2020 can be attributed to the adverse effects of the COVID-19 pandemic on retail sales. In 2020, Goodwolf achieved gross margins of ~36%.

The company has incurred a net loss of $23,627 since inception. In 2020, Goodwolf incurred a net loss of $73,379 after incurring a net loss of $17,543 in 2019. In the first quarter of 2021, Goodwolf had its most profitable quarter since inception, achieving a net income of $29,520. While the company has been profitable thus far in 2021, in 2020 the company averaged a monthly burn rate of roughly $5,800. As of June 2021, the company had $8,431 of cash on hand. Due to low cash on hand, the company's founder anticipates funding operations until the conclusion of the crowdfunding raise.

The 2019 and 2020 financial statements included within this Form C-AR are prepared in accordance with generally accepted accounting principles (GAAP). The resulting financial statements for each period differ from what was previously disclosed in the Company's prior Regulation Crowdfunding offering, which began on March 20, 2020 and concluded on June 22, 2020, due to the reconciliation from a cash basis accounting methodology to GAAP accounting.

The Company has not yet filed its federal income tax return for 2020; the information presented below was reported on the federal income tax return filed by the Company for 2019.

Total Income	Taxable Income	Total Tax
-$6,509.00	$0.00	$0.00

The 2019 and 2020 financial statements of the Company are attached hereto as Exhibit A.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a S-corporation in the state of Oregon in 2016 and re-organized as a C-corporation in 2020. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We need to continue as a going concern if our business is to succeed.

Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short and long term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and major companies operating worldwide, including Kevita, Water Kefir People, Driftwest, and Lifeway Foods. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we acquire provide raw materials and basic ingredients do not provide items which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or basic ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Joseph Keenan Smith who is the Founder and Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Joseph Keenan Smith although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Joseph

Keenan Smith or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual

property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as bottles, caps, labels, kegs, and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors.
In the United States we sell our products to independent distributors for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:
- the introduction of competitive products;
- changes in consumer preferences among commercial beverage products;
- changes in consumer drinking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and commercial beverage production;
- changes in consumer perception about trendy beverages;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;

- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the purported healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of our beverages.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are organic.
We rely on independent certification of our organic products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of organic products as such. Our products could lose their organic certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our organic certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of this independent certification, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials. In addition, we purchase and use significant quantities of packaging materials to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

Neither the Offering nor the Securities was registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon the Offering, the Company or any Securities of the Company. The Company also relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

No Guarantee of Return on Investment
There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note Crowd Note may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act of 1933, as amended (the "Securities Act"), or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor was required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Upon conversion of the Crowd Notes, purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy, investors have given up their right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 91.57% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. Purchasers of Crowd Notes will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or

managers of the Company. Accordingly, investors should be willing to entrust all aspects of management to the Company.

There is no present market for the Securities and we arbitrarily set the price.
We arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which investors will be able to demand repayment of their investment. With respect to investors who invested less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those investors who invested less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Investors are encouraged to carefully analyze the risks and merits of their investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

CAPITALIZATION AND OWNERSHIP & CAPITAL STRUCTURE

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,375,000
Amount Authorized	100,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has currently reserved 1% of all authorized Common Stock of the Company under an equity incentive plan option pool for its employees. There are currently 1,000,000 shares of equity incentives outstanding.

Type of security	Convertible Notes
Amount outstanding	$119,400 Principal Amount
Interest and Payment Schedule	5%
Amortization Schedule	Unless earlier converted, on the Maturity Date the entire principal amount of the Notes plus unpaid accrued interest will automatically convert into shares of Company common stock with a 15% discount, at a conversion price per share equal to a valuation of $1 million divided by the fully-diluted capitalization.
Maturity date	December 2022-2023
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of at least $500,000 (a "Qualified Financing"), the Notes will automatically convert into the equity securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to 85% of the Qualified Financing equity price per share, except that, at the option of the issuer, the liquidation preference of the Conversion Shares may equal the Conversion price.
Other material terms	Upon a sale of the Company or other "Sale of the Company," the Note holders will be paid an amount equal to the then outstanding principal amount of the Notes along with unpaid accrued interest. The Notes may not be prepaid without the prior written consent of the investors.

Type of security	Crowd Notes
Amount outstanding	$56,921
Interest and Payment Schedule	N/A
Amortization Schedule	N/A
Maturity date	N/A
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the first sale (or series of related sales) of preferred stock of the Company, following the issuance of the Crowd Notes, of at least $1 million, (a "Qualified Equity Financing") the Company shall convert the Crowd Notes into conversion shares equal to the quotient obtained by dividing the purchase price of the Crowd Notes by the conversion price, defined as follows:

	The lower of (A) the product of (1) one minus the 20% discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the $1 million valuation cap by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Equity Financing.
Transfer restrictions	Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, you may not transfer the Crowd Notes or any securities into which they are |

	convertible to any of our competitors, as determined by us in good faith. Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.
Other material terms	The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

In addition to the Convertible Notes, the Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	US Bank
Amount outstanding	$16,194.39
Interest rate and payment schedule	11.25% (Variable)
Amortization schedule	$1,016.44 per month
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Line of Credit
Name of creditor	Chase
Amount outstanding	$30,155.07
Interest rate and payment schedule	23% (Variable)
Amortization schedule	Monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Bank loan
Name of creditor	Capital One
Amount outstanding	$9,340.78
Interest rate and payment schedule	22.74% (Variable)
Amortization schedule	Monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Loans
Name of creditor	Kabbage
Amount outstanding	$5,560.00
Interest rate and payment schedule	34.25%
Amortization schedule	Monthly
Describe any collateral or security	All of the Company's property and assets
Maturity date	Six Month Terms
Other material terms	N/A

Type of debt	Line of Credit
Name of creditor	Citi
Amount outstanding	$6,284.09
Interest rate and payment schedule	24%
Amortization schedule	Monthly
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	6	$97,500.00	Build out kitchen, rebrand, equipment and operating capital	December 11, 2018	Rule 4(a)(2)
Crowd Notes	56,921	$56,921	Marketing, R&D, and general working capital	March 20, 2020	Regulation CF

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Regulatory Information

The Company was required to file this annual report within 120 days of the end of the fiscal year covered by the report. This report has been created and filed to meet this requirement of Regulation Crowdfunding, and the Company shall make future filings as required until such time that it

1) is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,

2) has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record,

3) has filed annual reports for three years pursuant to Regulation CF and has assets equal to or less than $10,000,000,

4) has repurchased of all the Securities sold by the Company or another party, or

5) has liquidated or dissolved the Company.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joseph Keenan Smith
(Signature)

Joseph Keenan Smith
(Name)

Owner, CEO
(Title)

August 6, 2021
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Keenan Smith
(Signature)

Joseph Keenan Smith
(Name)

Owner, CEO
(Title)

August 6, 2021
(Date)

I, Joseph Keenan Smith, being the founder and Chief Executive Officer of Goodwolf Feeding Company, Inc., a corporation (the "Company"), hereby certify as of this date that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2019 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019 and 2020, and the related noted to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information of the Company included in this Form C reflects accurately the information that would be reported in such tax returns
.

/s/Joseph Keenan Smith
(Signature)

Joseph Keenan Smith
(Name)

Owner, CEO
(Title)
August 6, 2021
(Date)

EXHIBIT A
Financial Statements